Correspondence

HANGOVER JOE’S HOLDING CORP.
9457 S. University, #349
Highlands Ranch, Colorado  80126
Fax:  888-274-9892

February 21, 2013

Via Facsimile & U.S. Mail

Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hangover Joe’s Holding Corp. (the “Company”) Form 10-K for fiscal year ended December 31, 2011 Filed March 30, 2012 File No. 0-52533

Dear Mr. Woody:

This letter is in response to your comment letter dated February 7, 2013.  The Company’s response to your comment is set forth below.

Definitive Proxy Statement

General

Comment 1:
We note your response to prior comment 1 and are unable to agree with your position.  Your current operating company has a lapse in periodic reports filed as you have not provided a full set of unaudited interim financial statements and footnotes as of and for the period ended June 30, 2012.  Please amend the Form 8-K initially filed on July 25, 2012 to provide the interim unaudited June 30, 2012 financial information of Hangover Joe’s Holding Corporation.

Response:     We will amend by February 28, 2013, our Form 8-K initially filed on July 25, 2012, to provide the interim unaudited June 30, 2012 financial statements of Hangover Joe’s Holding Corporation.  However, we disagree with the Staff’s assertion that the Company has a lapse in its periodic reporting.  As we discussed in our letter dated January 28, 2013, the Company believes it has complied with all requirements for filing interim financial statements of Hangover Joe’s Holding Corporation pursuant to Item 9.01 of Form 8-K.

           We hope we have adequately addressed your comments.  Please contact our legal counsel, Theresa M. Mehringer, Esq., at 303-796-2626 or via e-mail at tmehringer@bfwlaw.com if you need more information or have additional comments.

Respectfully submitted

HANGOVER JOE’S HOLDING CORP.

/s/   Michael Jaynes
Michael Jaynes, Chief Executive Officer
mike@hangoverjoes.com

cc:           Theresa M. Mehringer, Esq.
(via: tmehringer@bfwlaw.com)
Robert J. Devers, Controller
(via: rjdevers@msn.com)